Exhibit 99.1

JA Solar Issues Strong Statement in Response to Trade Secret Rumblings of SolarWorld

BEIJING, March 27, 2018 (GLOBENEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today issued a strong statement in rebuttal to meritless assertions made by SolarWorld in hearings conducted last year and reported in the USTR findings released March 22, 2018.

JA Solar has not benefited from “economic espionage and theft” to develop its PERC technology as asserted by the statements attributed to SolarWorld in the USTR report.  Dr. Wei Shan, CTO of JA Solar  says: “These allegations on JA Solar are baseless, purely speculation or imagination, erroneous and mistaken if not knowingly false. JA Solar has engaged in hard work and independent research and development of our PERC cell technology, beginning as early as 2009.  We view these statements of SolarWorld as meritless and unsupported and firmly believe that such statements will not withstand any level of scrutiny.  The substantial investments in the research and development of our technology are solely responsible for our successes.”

Dr. Peter Niu, President of JA Solar, commented, “As the world’s leading solar module manufacturer, we remain focused on technology innovation and product quality to meet our global customer needs and make contributions in solving the global energy problems.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu, Inner Mongolia and Anhui provinces in China, as well as Penang, Malaysia and Bac Giang, Vietnam.

For more information, please visit www.jasolar.com.

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